Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	15 November 2012

ANNUAL GENERAL MEETING 2012

CHAIRMAN’S ADDRESS

Ladies and Gentlemen,

Safety

As we do with all our Management and Board meetings at Sims Metal Management, I would like to start with safety. Commitment to working safely is a non-negotiable condition of employment at our Company. We have a core belief that we can have a ‘zero harm’ workplace, where every employee, contractor or visitor will return home in the same condition as he or she arrived.

Though we have and continue to make great strides on the safety front under our Group Chief Executive Officer’s leadership, improvement on some measures has recently plateaued. While our external safety consultants advise that this is to be expected after so many years of extraordinary progress, we remain highly committed to maintaining the intensity of the safety message and re-energizing operational management who are combatting challenging market conditions.

Introduction

This is the first Sims AGM I have chaired and, while it is an honour and a privilege to be in such a position, it is with little pleasure that I have to report that 2012 marked a number of low points in our Company’s recent financial history. Without doubt, the global economic environment has been a pervasive force adversely affecting all the markets in which we operate. Our results reflected constrained scrap flows, particularly in North America and the UK, and weakened end markets. In North America, where our principal operations are based, gross margins contracted as competitive pressure for scrap in a region with significant over capacity pushed up prices, while end market consumers came and went as final demand for finished products fluctuated.

Full Year Results

The financial results in fiscal 2012 were disappointing to the Board and, I’m sure, to you, our shareholders.

The Company achieved sales revenue of $9 billion, up 2% on the previous financial year, and shipped a total of 14.5 million tonnes of material, up slightly on the previous year. Underlying earnings before interest, tax, depreciation, and amortisation (EBITDA) was $253 million, a decrease of 39% on the prior year. Underlying net profit after tax was $77 million, a decrease of 58%.

Due to the difficult economic environment, the Company wrote off $614 million ($594 million after-tax) of goodwill, the bulk of which arose as a result of acquisitions before the onset of the global financial crisis.

The Company paid a final unfranked dividend of 10 cents per share, providing shareholders with a total dividend for the fiscal year of 20 cents per share, which represented a payout ratio of more than 56% of net profit before the non-cash impairment charges related to goodwill. We will continue our commitment to paying a meaningful share of our earnings as dividends to our shareholders.

Cash flow

During fiscal 2012, we generated circa $290 million of cash flow from operations. The Company invested $243 million in the aggregate into capital expenditures and acquisitions.

In October 2011 the Company established an on-market share buy-back program and, up until its expiration last month, re-purchased and cancelled almost four million shares for a total outlay of just over $47 million, representing an average cost of $11.92 per share.

At the end of the financial year, the Company had net debt balances of approximately $292 million and shareholder equity of $2.4 billion.

Strategic investment

Fiscal 2012 marked our first investment in mainland China, with a minority investment in Chiho-Tiande Group Limited, a Hong Kong Stock Exchange listed company with operations in mainland China and Hong Kong. The Board met with the Chairman and founder of Chiho-Tiande and several of his management team in Shanghai in May. Several Board members also took the opportunity to visit Chiho-Tiande’s main processing facility in Taizhou, and were impressed by the scale and efficiency of that operation.

We believe that this fast-growing recycling market will become a significant component of our business in the longer term as China re-orients its economy to one driven more by private domestic consumption than by infrastructure spending and exports.

Sustainability

Sims Metal Management has channelled considerable effort into becoming one of the world’s most sustainable businesses. Your Company’s core metal recycling business preserves millions of tonnes of valuable and increasingly scarce recyclable materials that would otherwise have ended up in landfills. Not only does this reduce pollution, but it conserves energy and avoids carbon emissions.

The Company was recently nominated, for the first time, as an Index Component in the Dow Jones Sustainability World Index. While we have been a participant in previous years under the Australian/New Zealand index, this is the first time that the Company has been nominated among its global peers.

In addition, the Company was included, for the fourth year in a row, on the Global Top 100 Most Sustainable Corporations list at the Davos World Economic Forum. We were honoured to again receive this distinction, which recognises companies that consistently demonstrate superior positioning and performance on environmental, social and governance issues relative to their industry peers. We moved up an impressive 52 spots in the rankings to number 11.

Strategy

Our global expansion strategy for the past 20 years focused on developing a recycling business in key source countries, principally in the large highly fragmented markets of North America and Europe. After a peak in the generation of scrap metal supply in 2008 in the US and the UK, which was accompanied by a corresponding expansion in industry capacity, we saw the global financial crisis decimate consumer spending in the US and Europe. As a consequence, the generation of post-consumer scrap, which is our most valuable source of feedstock, was adversely impacted. In this continuing environment, our North America Metals business was unable to build intake volume in fiscal 2012 and weak scrap flows saw margins contract across the industry.

In response to this margin compression, management has set about reducing controllable expenses, including reducing the Company’s work force We have also been pursuing strategies to expand our volumes and margins at source, including redeploying capital to those businesses where we can achieve higher returns.

Despite these initiatives, which have reduced controllable expenses in our US Metals business by approximately $4 million per month during fiscal 2013, and which we expect will reduce controllable expenses in our UK Metals business by circa $1.5 million per month which will phase in over the next three months, our profitability and our share price is not where we want it to be. This time last year our shares were trading at around $13. In July 2008, before the onset of the global financial crisis, they were above $43. While the share price does not drive our business decisions, we believe the restructuring initiatives that we have taken, and that are in progress, will restore value. Our Group Chief Executive Officer will address these initiatives in more detail shortly.

Corporate Governance

The Board continued its practice of holding meetings during the year at the Group’s operating facilities. These meetings provide the opportunity for directors to gain valuable first-hand knowledge of our business, meet face-to-face with our management teams and further understand local issues and opportunities. One such meeting is being held here in Sydney this week. The Board recently met at our Chicago corporate office, and took the opportunity to visit our metal recycling facilities in that city. This operation has suffered over recent years with intense competition but has made a sterling effort in turning around its performance, and the management and staff there should be proud of their achievements.

Before we move to the Group Chief Executive Officer’s address and the formal business of today’s meeting, I would like to take this opportunity to acknowledge the significant contributions made by directors Paul Varello and Michael Feeney, both of whom are retiring from the Board at the conclusion of this meeting.

Paul brought an insightful perspective to the Board, sharpened by extensive business experience and a strong intellect. He was an obvious successor to former Chairman Paul Mazoudier when he retired in 2009. Paul has led the Company through the twin challenges of the global financial crisis and the integration of Sims, Hugo Neu Corporation and Metal Management. On a personal note, I would like to thank Paul for the valuable advice he has given me as I have transitioned into my role as Chairman.

Mike Feeney joined the Board in 1991 at the time of the former Sims Group Limited’s re-listing on the ASX. He chaired the Board Audit Committee for many years and, more recently, the Board Remuneration Committee. His tenure has been characterised by hard work as a committee chair and as a Board member. Mike has enormous patience, and has remained, through his entire period as a director, a fiercely independent thinker.

On behalf of the entire Board and, I’m sure, all shareholders, I would like to thank both Paul and Mike for the outstanding contribution they have made and wish them both all the very best in their retirement from public company duties. The contribution of both directors will be sorely missed, however their legacy will remain.

As a result of these resignations we have made some changes to our Board committees. Jim Thompson will assume the Chair of our Safety, Health, Environment & Community Committee, Chris Renwick our Remuneration Committee and John DiLacqua our Finance & Investment Committee. Gerry Morris will continue as Chair of our Risk, Audit & Compliance Committee and Norm Bobins as Chair of our Nomination/ Governance Committee.

We also recognise that good corporate governance is a dynamic concept. We are continually seeking ways to improve our performance in this area. Additional information on our corporate governance initiatives can be found in our 2012 Corporate Governance Statement.

I am also pleased that several of the Group’s senior executives are present here today. I also wish to acknowledge the commitment of our business leaders who are not here. Their dedication to ensuring the Company is in a position to navigate through what has proved to be a protracted period of economic hardship has had a lasting impact.

I also want to acknowledge the men and women in our Company who have had to deal with the impact of Hurricane Sandy. Twenty six of our facilities were in the storm’s path, with some suffering significant damage. Despite some of our employees losing their homes or having them suffer damage, all our facilities were operating within five days. On behalf of all shareholders, I thank all of them for their herculean effort.

Conclusion

In conclusion, the 2012 fiscal year was not a satisfactory year for Sims Metal Management in terms of its financial performance.

Generating value for shareholders remains a key objective of the Board. The Company, led by a talented and strong executive team, has a robust platform from which to drive improvements in shareholder returns and ultimately benefit from the inevitable economic rebound in our key markets. All the while, we will consolidate our standing as the premier global recycler of metals and electronics, and, increasingly, non-metallics. Finally, I would like to record the Board’s appreciation of the efforts of the Company’s management and employees throughout the year.

With that I will now like to hand over to Dan Dienst, your Group Chief Executive Officer, who will present a more detailed review of your Company’s future activities and provide an update on trading conditions and current expectations for our first half results.

ANNUAL GENERAL MEETING 2012

GROUP CHIEF EXECUTIVE OFFICER’S ADDRESS

Thank you Mr Chairman, and thank you to our shareholders attending today.

Introduction

I would like to extend a warm welcome to all of our employee shareholders in attendance today, and to all our employees around the world who may read my comments at a later date. Your perseverance during these difficult markets and unpredictable economic climate, which have tested the mettle of our entire workforce, has been noted and you have all responded and continue to respond admirably. More recently, over these past few weeks, our teammates and their families in the Northeast of the United States have been tested by adversity as Hurricane Sandy devastated the New York, New Jersey and Connecticut regions. The actions displayed by our employees and management team have been extraordinary. We were able to reopen most, if not all, facilities within days of the storm and, since then, we have become an integral part of the recovery efforts in the New York Metro Area.

As you may be aware, dealing with natural disasters is not a new phenomenon for our employees. We have come back previously from bushfires in Victoria, flooding in Queensland and the Southern U.S., earthquakes in New Zealand, and tornados in Mississippi and Alabama, to name just a few instances. We will come back from Hurricane Sandy – and faster than the competition. If we have proven one thing, time and again, it is our resilience. This resilience is evident not just after a natural disaster; it is evident in our approach to the tough economic conditions in which we’ve had to endure for the last several fiscal years.

You should know this: We will survive and thrive no matter what is thrown at us. This business, started by Albert Sims in 1917, hasn’t lasted 95 years by lying down and giving up when things get tough. We have 6,600 employee fighters who don’t believe in surrender. We will fight for higher returns, just as we fought to reopen our facilities only hours and days after these severe natural disasters. As I told all of our employees a few weeks ago: ‘We can’t make wine from whining about events beyond our control. We will remain laser focused on things within our control.’ Allow me to speak to a few of those things now.

Safety

We will live by our Company values – safety, respect, integrity, teamwork and an entrepreneurial spirit – and our SHEC ideals – our commitment to safety, health, environment and community. We will strive towards a zero harm work place; act in a manner to minimize any environmental impact of our facilities; be a welcome member of the communities in which we operate; and employ a diverse workforce that is representative of the global village in which we live and work.

Further, in terms of our commitment to improving our safety record, during my time as Group CEO, we have made great strides. During Fiscal 2012, we continued our dedication to the safety of our facilities and operations. As our Chairman has indicated, while our Lost Time Injury Frequency Rate rose slightly from 2.7 to 2.8, our Medical Treated Incident Frequency Rate continued to decline, from 12.4 to 11.1 year-on-year. Further, we saw a significant decline in the Lost Time Severity Rate, down to 149.3 from 216.3 year-on-year, an all-time low. Allow me to put this into context. We had an injury severity rate of 574.8 in Fiscal 2010, and even higher before that time period. Last year it was down to 149.3. In order to maintain our downward trend of workplace accidents, we must reaffirm our Company-wide commitment to safety at every level in the Journey – as we call it internally. As any safety expert will tell you, there will be times when you begin to plateau in your progress and lose momentum, particularly after such remarkable achievements. We are prepared for this and are working hard to once again push down these crucial safety metrics. Safety remains one of our top priorities as we begin Fiscal 2013.

I implore our employees reading this later or here today: we must not lose any momentum on the Journey. We owe it to our families, our friends, our co-workers and visitors to our facilities. No one deserves to be injured – or, God forbid, worse – at work. Our progress in the realm of safety – and it is indeed significant – is too important a responsibility to shirk.

Sustainability

In addition to safety, we have an overall commitment to corporate social responsibility and sustainability, and we remain dedicated to the ideals of environmental stewardship and the preservation of natural resources.

Fiscal 2012 saw positive gains on the sustainability front. As noted in the Sustainability Report in our Annual Report, use of the recycled materials sold by the Company during Fiscal 2012 saved almost 14.3 million Mega-Watt hours of energy as compared to the use of the same amount of virgin mined material. Our operations also reduced carbon emissions, pollution and energy consumption. By providing the steel industry with ferrous scrap metal, which is used instead of virgin iron ore, more than 15.2 million tonnes of CO2 emissions were avoided in Fiscal 2012.

We were very pleased this year to again be named as one of the top 100 most sustainable corporations in the world at the Davos World Economic Forum – moving up the rankings to number 11. The Global 100 Most Sustainable Corporations project was launched in 2005 to identify companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers. While we are very appreciative of this honour, we will not rest on our laurels. Please note this is not a mere ‘green’ marketing exercise for us. ‘Doing Well’ and ‘Doing Good’ are part of the core DNA strand of Sims Metal Management.

In September, Sims Metal Management Limited was also included, for the first time, as an index component in the Dow Jones Sustainability World Index. Dow Jones recognised, in particular, matters such as our leadership on risk and crisis management, innovation, climate strategy and eco-efficiency, as well as health and safety leadership and talent attraction and retention, among several other factors.

I cannot stress enough the importance of our sustainability efforts in recruiting the best and brightest talent, not just in our industry, but across all industries. Our employees come to work each day and make the world a better place. That is a tremendous attribute and a claim that few companies can make. Not only can we make this claim with conviction, but we have the documentation and auditable statistics to back it up. We have found that people, our people, want to be part of something bigger, something that is helping people beyond our communities. We can provide that opportunity and the way forward for people interested in a rewarding career.

Fiscal 2012 financial results

The Chairman has already taken us through some of the broad financial results of our 2012 fiscal year. The most significant was the recording of a pre-tax $614 million ($594 million after-tax) non-cash charge to write down the carrying value of goodwill. This relates largely to acquisition activity by the Company prior to the global financial crisis, principally the acquisitions of Hugo Neu Corporation in 2005, and Metal Management, of which I was the CEO, in March 2008. Both transactions took place during the height of the “scrap recycling acquisition bubble” that saw many large steel makers enter the space, particularly in the US market.

It was said at the time of the merger with Metal Management that it would ‘strengthen Sims’ position in the global market and create the largest North American metal recycling business, with many premium assets and a strong platform for further growth’. I still believe that to be the case. That being said, in the spirit of ‘nothing is sacred’ we constantly evaluate our portfolio of assets as custodians of your capital, and recently disposed of assets in North America that had below trajectory return characteristics and did not meet our long-term strategic objectives.

So let’s turn to the regions for a moment, starting with North America.

Fiscal 2012 regional results

NORTH AMERICA

Our North America Metals business was unable to build intake volume in Fiscal 2012, as the US economy continued to suffer from reluctant consumers who continue to focus on deleveraging, anaemic housing starts, high unemployment and underemployment, and an uncertain political landscape. In response, we set about further reducing our costs by flattening our management structure and implementing strategies that reduced our workforce and cost structure in the second half of Fiscal 2012. This restructuring in North America is expected to reduce controllable expenses by approximately $4 million per month to be realised from the start of Fiscal 2013. We continue to work on eliminating costs from our business without sacrificing our longer-term competitive position. We have been redeploying capital to improve our returns to offset margin compression and align our resources to scrap flows with more attractive margins. Fiscal 2012 also marked the completion of the initial rollout and implementation of our proprietary downstream non-ferrous recovery technology in North America. There are some recent bright spots in the US economy as it attempts to find its footing. For example, vehicle sales (up more than 7% so far on 2011), housing starts and formations (adding 1.15 million household formations in the last year, just off the boom period pace of 1.25 million per year), a slight rebound in consumer confidence (at its highest levels since April 2012 and among the highest reading in four years) and a creeping up of hours worked. These are all historical data indicators of scrap generation to come.

During Fiscal 2012, the acquisition of the Promet Marine Services export facility in Providence, Rhode Island served as the foundation for the formation of our New England platform, which we continue to build out. We also expanded through acquisitions in Oklahoma, New Jersey and North Carolina and, early in Fiscal 2013, in Mobile, Alabama and southern Mississippi.

Our Sims Recycling Solutions, or SRS, electronics recycling business in North America once again performed well and, despite a degradation of underlying commodity prices, achieved solid results in this important and rapidly expanding market. We continue to evaluate growth opportunities for our North America SRS business as evidenced by our recent purchase of E-Structors in Baltimore, Maryland.

These acquisitions represent part of our strategy to expand into markets that are traditionally underserved by scrap processors and where we have the ability to gain an attractive market position at the source of materials, be it metals or electronics.

AUSTRALASIA

Our Australasian business continued to produce good results in Fiscal 2012, once again demonstrating its strong position and excellent execution. We grew our ferrous intake tonnes by 3%, achieved via greenfield facilities and bolt-on acquisitions that allowed us to expand our collections footprint by 10 new sites, extending from Bunbury in Western Australia to Lae in Papua New Guinea. We are warily watching the Australian macro environment for softness and our leadership team here will retain a keen eye on costs.

EUROPE

Our European business disappointed us during Fiscal 2012, largely as our UK Metals business struggled with weak scrap generation and tight margins. At the end of Fiscal 2012, our UK Metals business implemented a rationalisation plan to reduce controllable expenses and align resources with slower intake and to defend margins. We anticipate this rationalisation will reduce controllable costs by circa $1.5 million per month beginning in the second half of Fiscal 2013. Despite challenging results from the scrap metal business and a non-cash write-down, the European region remained profitable due to the earnings contribution from SRS in Continental Europe, albeit lower than the prior corresponding period. This was primarily a result of lower commodity price realisations and macro factors. Growth in SRS is evident in both improved volumes and from new global customer relationships, as well as enhanced recoveries from investments into processing technology.

While Fiscal 2012 was a challenging year in the context of a weak UK and European economy, we executed a number of initiatives to improve material recovery and secure source control through selected acquisitions and brownfield start-up of feeder sites. This gave us entry into new regional markets in the UK, including at Bury, Aldershot, Birmingham, Redditch and Bridgend. We also commissioned a new integrated plastics recycling plant in Billingham, in the North East of the UK – the largest facility of its kind designed to separate out polymers from cars, electrical and electronic items, and from post-industrial plastics industries.

Capital deployment and allocation

Fiscal 2012 marked our first investment in mainland China, with a minority investment in Chiho-Tiande Group Limited, or CTG, acquiring 16% of the company via existing shares with an opportunity to increase our ownership stake to 20% through options, and warrants and a convertible bond. After years of diligent evaluation of opportunities to enter the physical recycling arena in China, we identified CTG as one of the most exciting and attractive companies that will define and shape the nascent Chinese recycling landscape. CTG is listed on the Hong Kong Stock Exchange and has operations in mainland China and Hong Kong. It is the largest mixed scrap metals importer in China and operates three core businesses: a metal recycling business, a foundry business and a wholesale scrap metal brokerage business. It has been a long-standing, trusted and honourable trading partner of Sims Metal Management. Despite tentative economic behaviour in China, CTG has performed admirably. We continue to evaluate other expansionary opportunities in this fast-growing recycling market.

We invested aggressively again in Fiscal 2012, with $161 million being invested into CAPEX and $82 million into 13 acquisitions across three states in the US, in four countries and on three continents around the world. In addition, we invested circa $130 million on our investment in CTG.

Furthermore, we maintained our commitment to dividend policy during Fiscal 2012 and bought back circa $39 million of shares under our on-market buy-back program. We bought back an additional $8 million of shares before the buy-back expired by its terms on 24th October, and the Board will continue to evaluate the opportunity to put in place a new program against other compelling opportunities to deploy capital at long-term attractive returns. Even after all that investment and capital deployment, we finished the year with net debt equal to 11% of total capital.

Strategy going forward

If you have not done so already, I’d ask shareholders to take a moment to read our Company’s Mission Statement printed on the first page of this year’s Annual Report. Therein, we clearly delineate who we are and where we are going in terms of return characteristics, industry leadership, and our core attributes such as safety and sustainability.

So what does this mean to you as a shareholder?

In Fiscal 2013, we will continue to build on our accomplishments and strive to achieve higher returns for our shareholders, while enhancing our standing as the premier global recycler of metals and electronics, and increasingly, non-metallics. We will do this by:

•	optimising what we currently own, targeting Group-wide cost reductions of 75 basis points against our Fiscal 2012 sales, and aiming to widen our gross margins;

•	continuing our investments in industry-leading material recovery technology;

•	expanding and refining our position in our core metals and electronics recycling markets; and

•	advancing our positioning in emerging economies such as China, India and the Middle East Region.

We continue to be assertive in terms of our growth plans in Fiscal 2013. Smart, well-timed growth has been, and remains, a cornerstone of the Sims Metal Management strategy.

This also means that we will not operate in silos, that we will share technology from region to region and that we will provide complete and total resource management for our suppliers as we source our materials. We will go deep into the scrap generating mines for material, be that in the US, the UK, Australia or China. We are aggressively exploring new markets, and will PRUDENTLY move into them once proper due diligence has been completed.

As previously communicated, we currently expect CAPEX in Fiscal 2013, excluding acquisitions, to be circa $160 – $180 million, depending on the timing of projects and market conditions. Examples of our more significant plans for CAPEX in Fiscal 2013 are as follows:

•	In Australasia, we will continue to invest in new technology, yard infrastructure projects, and look at sensible bolt on acquisitions while we continue to make additional investments in non-ferrous recovery systems;

•	On the North American continent, we will complete construction of our municipal recycling plant in New York City and will continue development of the New England and Gulf Coast markets. Our SRS division in North America will continue to grow and maintain its position both organically and externally with significant development plans in the US and Canada; and

•	In Europe, we have begun the process of streamlining the organisation in the UK, while undertaking a diligent review of all operations. At the same time, we will continue to grow and enhance our electronics business in Continental Europe. Our SRS division has also expanded to the United Arab Emirates, opening a collection facility in September – the first of its kind that we are aware of in the region.

Let none of us hide from the fact that significant challenges remain. In two of our key scrap generating “mines”—the US and the UK—the scrap generating consumer remains somewhat wary and tentative. During the pre-GFC “boom” years, capacity was increased and that capacity currently outstrips current arisings. But after several years of pain, the strong hand of Darwin is now eradicating and consolidating marginal and unprofitable capacity.

We are seeing some ‘green shoots,’ if you will, in the US economy as recent reports and government statistics suggest that the US consumer has begun to return. However, uncertainty caused by the recent presidential election in the United States, the portended ‘Fiscal Cliff’ also in the US, a struggling European Union, and the soon to be completed once-a-decade transition of power in China have combined to create a “wait and see” attitude. This “wait and see” attitude” is adding to the massive backlog for the purchasing of new products which, when met, may unleash a commensurate wave of supply to recyclers.

As a company, we will remain committed to our mission and core values. We will stay the course, protect our balance sheet to ensure financial flexibility and ensure we are prepared for today and positioned for whatever we may encounter tomorrow. Sims Metal Management is already a stronger, leaner and more aggressive company than when I spoke to you last year. We are both hungry for profit, and battle-tested. We are taking the fight to our competition and we will be successful. We define success as being the most profitable and safest recycling company in the world.

Outlook

Finally, Mr Chairman, I would like to provide an update relative to our most recent commentary as to outlook, which was as of 23 August 2012.

Our ambitions and plans are strong, but market conditions remain tough. We have completed four months of Fiscal 2013 and have begun to form a view now on the first half and offer a trading outlook today. In full year Fiscal 2012 we generated underlying earnings before interest, tax, depreciation, and amortisation (EBITDA) of $253 million. That result reflected tough markets characterised by weak scrap generation, tight metal margins and significant volatility both in terms of ferrous pricing and periods of illiquid trading conditions in our important deep sea ferrous markets. Despite a very recent significant lift in ferrous trading prices, market conditions remain as challenging so far in Fiscal 2013 as they were in Fiscal 2012. Despite the implementation of our cost reduction strategies, which are being realised as expected, we see underlying results for EBITDA for the first half of Fiscal 2013 to be in the range of $110 to $120 million. We believe our strategy of eliminating costs, promoting growth and investing in our people and technology best positions the Company for today’s operating climate and, more importantly, will allow for the Company to reap outsized returns and profits in the future as and when markets recover.

Once again, I thank you for your attendance today, and your on-going loyalty and support. I will now turn it back over to the Chairman to conduct the business of today’s meeting.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 13 October 2012.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.